UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

COOPER-STANDARD HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware	000-54305	20-1945088
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

39550 Orchard Hill Place Drive, Novi, Michigan	48375
(Address of principal executive offices)	(Zip code)
Matthew W. Hardt
(248) 596-5900
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this report applies:

¬	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Report

Item 1.01    Conflict Minerals Disclosure and Report

On June 1, 2015, Cooper-Standard Holdings Inc. (the “Company”) filed a Conflict Minerals Report (the “CMR”) for the calendar year ended December 31, 2014.

Item 1.02    Exhibit

As specified in Section 2, Item 2.01 of this Form SD, a copy of the Company’s CMR for the year ended December 31, 2014, is attached as Exhibit 1.01. A copy of this CMR is also publicly available at www.cooperstandard.com/sites/default/files/Conflict_Minerals_Report_2014.pdf.

Section 2 - Exhibits

Item 2.01    Exhibits.

The following exhibit is filed as part of this report.

Exhibit 1.01	Conflict Minerals Report for the year ending December 31, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cooper-Standard Holdings Inc.

/s/ Matthew W. Hardt
Name:	Matthew W. Hardt
Title:	Executive Vice President and Chief Financial Officer

Date: June 1, 2015

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.01	Conflict Minerals Report for the year ending December 31, 2014.